Enterra Energy Trust Announces

Second Quarter 2007 Financial and Operating Results

Calgary, AB – August 1, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today announced its financial and operating results for the three and six months ended June 30, 2007.

The acquisition of Trigger Resources on April 30, 2007 positively impacted the 2007 second quarter results.  The Trust realized net earnings of $0.13 per unit for Q2 2007 compared to a net loss of $0.01 per unit for Q2 2006.

“We are pleased that we continued to build on the progress we made during the first quarter of this year,” stated Keith Conrad, President and CEO.  “In particular, we were able to lower our overall operating costs despite severe weather conditions in Oklahoma, and our distributions fell to within our target payout range of 60% to 70% of funds from operations.  Further, we were able to capture value previously identified in Trigger Resources by drilling and completing four successful 100% working interest wells in western Saskatchewan.”

Operational Summary for Second Quarter 2007:

In Q2 2007, the Trust participated in the drilling of nine (5.4 net) wells with an overall success rate of 100%.

In Canada, three (3 net) development wells and one (1 net) exploration well were drilled in Q2 resulting in two oil wells and two gas wells.  Both oil wells were on production shortly after drilling and the gas wells are expected to be on-line in August.  In addition, the Trust participated in one (0.5 net) non-operated well.

In the U.S., four (0.9 net) wells were drilled in Q2 2007. All of the wells were drilled in Oklahoma under an area farmout agreement that requires the partner to pay 100% of the drilling and completion costs in exchange for 70% of the Trust’s working interest.

The Trust exited Q2 with total sales volumes of 13,338 boe/day. The Trust’s average production for Q2 2007 decreased by 10% year-over-year to 12,874 boe/day.  The decrease largely reflects normal production declines and adverse weather conditions.  Average production during Q2 2007 was a mix of 37% oil and NGL and 63% natural gas.

Production in Canada for Q2 2007 declined by 1% compared to Q2 2006 to 7,528 boe/day.  The decline is attributable to normal production declines.  Natural gas represented approximately 46% of total Canadian production in Q2 2007.

Production in the United States averaged a total of 5,346 boe/day or 20% lower than for Q2 2006. The decrease mainly was a result of normal declines and unseasonably wet weather in Oklahoma that led to electrical outages and lost production.  87% of production in the quarter was natural gas.

The Q2 2007 average price received by the Trust for natural gas was up 9% year-over-year to $7.37/mcf.  The Q2 2007 average price received for oil was down 13% to $60.29/bbl.

Operating costs during the quarter averaged $12.83 or 56% higher than for Q2 2006.

In Canada in Q2 2007, the average operating expense increased by 60% over the prior year to $15.44 per boe.  While normal production declines and inflationary cost pressures played a significant role in the increase, the Trust experienced four pipeline failures during late 2006 and early 2007.  Currently, the Trust is in the process of re-evaluating the pipeline risk assessments completed as part of our Pipeline Integrity Management System with the goal of reducing these types of costs in the future.

Operating expenses for the U.S. assets for Q2 2007 increased 38% to $9.15 per boe compared to Q2 2006.  They were relatively high for the quarter due to the year-over-year decline in production and higher than usual repairs related to weather problems.

Cash general and administrative expenses increased by 44% to $4.56 per boe in Q2 2007 compared to Q2 2006.  The change mainly was due to the larger asset base, the expansion into the U.S. and the strategic decision to pursue organic growth opportunities.

Interest expense decreased in Q2 2007 due to lower total debt.  The Trust’s current capital structure includes bank indebtedness and convertible debentures.  The total of the Trust’s loans and convertible debentures at the end of Q2 2007 was $302.0 million or 10% lower than at the end of Q2 2006 and overall bears a lower interest rate than the debt outstanding during Q2 2006.  As a result, the Trust expects interest expense to be lower throughout the remainder of 2007 compared to 2006.

Altogether, the average netback in Q2 2007 declined by 22% year-over-year to $17.08 per boe but was 3% higher than in Q1 2006.  Similarly, funds from operations for the quarter of $19.2 million was 31% lower than for the same period last year but was 7% higher compared to Q1 2007.

During the quarter, the Trust paid total distributions of $11.9 million equating to a payout ratio of 62%, which is within the Trust’s target range of 60% to 70% of funds from operations.  That compares with a payout ratio of 96% for Q2 2006.

Capital expenditures for Q2 2007 paid for with cash totaled $73.3 million, including $63.3 million for the purchase of Trigger Resources.  The acquisition was financed with the net proceeds from the issuance of $40 million in convertible debentures and $29.2 million in trust units that closed during the quarter.

	Three months ended June 30,			Six months ended June 30,
	2007	2006	Change	2007	2006	Change
Revenues	$62,871	$67,313	(7%)	$106,881	$115,030	(7%)
Average sales (boe/day)	12,874	14,339	(10%)	12,368	12,214	1%
Exit sales rate (boe/day)	13,338	13,723	(3%)	13,338	13,723	(3%)
Cash provided by operating activities	$19,761	$34,416	(43%)	$42,518	$26,630	60%
Funds from operations (1)	$19,192	$27,695	(31%)	$37,157	$51,280	(28%)
Net earnings (loss)	$7,878	$(296)	2,790%	$(54,872)	$1,952	(2,911%)
Net earnings (loss) per trust unit - basic	$0.13	$(0.01)	1,400%	$(0.94)	$0.05	(1,980%)
Weighted average number of trust units outstanding - basic	59,906	44,005	36%	58,079	41,119	41%
Average price per barrel of oil	$60.29	$69.17	(13%)	$59.02	$62.86	(6%)
Average price per mcf of natural gas	$7.37	$6.77	9%	$7.61	$7.35	4%
Production expenses per boe	$12.83	$8.22	56%	$13.67	$8.62	59%
Netback (2) per boe	$17.08	$21.82	(22%)	$16.86	$24.36	(31%)

(1)

Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

(2)

Netback is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

The audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the six months ended June 30, 2007 are accessible on Enterra’s website at www.enterraenergy.com  and will be available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

Conference Call & Webcast

Enterra will host a conference call and webcast at 9:00 a.m. MDT (11:00 a.m. EDT), Wednesday August 1, 2007 to discuss the Trust’s 2007 second quarter results.

To access the call, please dial 1-866-542-4236 or 416-641-6126.  A live audio webcast of the conference call will be available on our website at www.enterraenergy.com on the home page.

A replay of the conference call will be available until 11:59 p.m. MDT, August 8, 2007.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-800-408-3053 or 416-695-5800, followed by pass code 3230186#.

Non-GAAP measures

This press release and the Management’s Discussion and Analysis (“MD&A”) contain the term “funds from operations”, and “netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  The Trust considers netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net earnings (loss) as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance. Funds from operations and netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities and of netback to net earnings (loss) can be found in the non-GAAP financial measures section of the MD&A.

Certain Financial Reporting Measures

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

Rhonda Bennetto

Manager, Investor Relations, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262